UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Ryosan
(Name of Subject Company)
Ryosan Company, Limited
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Ryosan Company, Limited Ryoyo Electro Corporation
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Ryosan Company, Limited Attn: Takayuki Hishiyama 2-3-5 Higashi-Kanda, Chiyoda-ku, Tokyo, Japan 101-0031 +81-3-3862-2831
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	NOTICE OF CONVOCATION OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS (English Translation)
99.2	Extraordinary General Meeting of Shareholders Other Matters subject to Measures for Electronic Provision (Matters omitted in delivery documents) (English translation)

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Ryosan Company, Limited and Ryoyo Electro Corporation submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated May 15, 2023.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ryosan Company, Limited

/s/ Kazuhiko Inaba

Name:	Kazuhiko Inaba

Title:	Representative Director President

Date: November 27, 2023

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ryoyo Electro Corporation

/s/ Kiyoshi Waki

Name:	Kiyoshi Waki

Title:	Director & Managing Executive Officer

Date: November 27, 2023